T2 Biosystems, Inc.

101 Hartwell Avenue

Lexington, MA 02421

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	T2 Biosystems, Inc.

Registration Statement on Form S-1

File No. 333-278866

Ladies and Gentlemen:

T2 Biosystems, Inc. (the “Company”) hereby respectfully requests pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement filed on Form S-1 (Registration No. 333-278866) as initially filed by the Company with the Securities and Exchange Commission (“Commission”) on April 22, 2024, together with all exhibits and amendments thereto (as amended, the “Registration Statement”) be withdrawn effective immediately.

The Company is requesting the withdrawal of the Registration Statement as it determined not to proceed with the offering contemplated in the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions or require additional information, please contact N. Danny Shulman, Esq. of Latham & Watkins LLP at (212) 906-4510, or in his absence, Evan G. Smith, Esq. of Latham & Watkins LLP at (617) 948-6089. Thank you for your assistance and cooperation in this matter.

Very truly yours,

T2 BIOSYSTEMS, INC.

By:	/s/ Michael T. Gibbs
Michael T. Gibbs
General Counsel

cc:	Evan G. Smith, Latham & Watkins LLP

N. Danny Shulman, Latham & Watkins LLP